October 28, 2024

Maggie Yuen
Chief Financial Officer
Penumbra, Inc.
One Penumbra Place
Alameda, CA 94502

        Re: Penumbra, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-37557
Dear Maggie Yuen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services